Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

PRESS RELEASE

Brussels, 6 May 2016 – 1 / 6

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev announces a solicitation of participation to general bondholder meetings

Anheuser-Busch InBev (“AB InBev” or the “Company”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ABI) (JSE: ANB) announced today that it has launched a noteholder consent solicitation process (the “Participation Solicitation”). The Company has sent meeting invitations to the holders of each Series of the Notes listed below (each a “Series” and together the “Notes”) to consent to certain modifications of the terms and conditions (the “Conditions”) of the relevant Series, in connection with the proposed combination (the “Combination”) of the Company with SABMiller plc (“SABMiller”).

The Noteholders of each Series are being asked to approve a resolution (the “Resolution”) to align such Conditions with the terms and conditions set out in the base prospectus dated 13 January 2016 in connection with the €40,000,000,000 Euro Medium Term Note Programme of the Company to allow for the Combination, all as further described in the participation solicitation memorandum dated 6 May 2016 prepared by the Company (the “Participation Solicitation Memorandum”). The Participation Solicitation Memorandum has been published on our website.

For the avoidance of doubt, the approval of the relevant Resolution is not a condition precedent to the Combination.

Relevant Notes

Series	ISIN	Description	Outstanding nominal amount[1]	Specified Denominations
2	BE0934985020	EUR 600,000,000 8.625% Notes due 30 January 2017	EUR 600,000,000	EUR 50,000 and integral multiples of EUR 1,000 in excess thereof
3	BE0934986036	£550,000,000 9.750% Notes due 30 July 2024	£550,000,000	£75,000 and integral multiples of £1,000 in excess thereof
8	BE6000183549	£750,000,000 6.500% Notes due 23 June 2017	£750,000,000	£1,000
9	BE6000782712	EUR 750,000,000 4.000% Notes due 26 April 2018	EUR 750,000,000	EUR 1,000
10	BE6221503202	EUR 750,000,000 4.000% Notes due 2 June 2021	EUR 750,000,000	EUR 1,000
11	BE6243181672	EUR 750,000,000 1.250% Notes due 24 March 2017	EUR 750,000,000	EUR 1,000
12	BE6243180666	EUR 750,000,000 2.000% Notes due 16 December 2019	EUR 750,000,000	EUR 1,000

PRESS RELEASE
Brussels, 6 May 2016 – 2 / 6

Series	ISIN	Description	Outstanding nominal amount[1]	Specified Denominations
13	BE6243179650	EUR 750,000,000 2.875% Notes due 25 September 2024	EUR 750,000,000	EUR 1,000
14	BE6248644013	EUR 500,000,000 3.250% Notes due 24 January 2033	EUR 500,000,000	EUR 100,000 and integral multiples of EUR 1,000 in excess thereof
15	BE6258027729	EUR 750,000,000 2.250% Notes due 24 September 2020	EUR 750,000,000	EUR 100,000 and integral multiples of EUR 1,000 in excess thereof
16	BE6258029741	£500,000,000 4.000% Notes due 24 September 2025	£500,000,000	£100,000 and integral multiples of £1,000 in excess thereof
17	BE6265140077	EUR 850,000,000 Floating Rate Notes due March 2018	EUR 850,000,000	EUR 100,000 and integral multiples of EUR 1,000 in excess thereof
18	BE6265141083	EUR 650,000,000 1.950% Notes due 30 September 2021	EUR 650,000,000	EUR 100,000 and integral multiples of EUR 1,000 in excess thereof
19	BE6265142099	EUR 1,000,000,000 2.700% Notes due 31 March 2026	EUR 1,000,000,000	EUR 100,000 and integral multiples of EUR 1,000 in excess thereof
20	BE6276038419	EUR 750,000,000 Floating Rate Notes due October 2018	EUR 750,000,000	EUR 1,000
21	BE6276039425	EUR 1,000,000,000 0.800% Notes due 20 April 2023	EUR 1,000,000,000	EUR 1,000
22	BE6276040431	EUR 1,250,000,000 1.500% Notes due 18 April 2030	EUR 1,250,000,000	EUR 1,000

  1 Neither the Company nor any Guarantor holds any outstanding amount of the Notes

Further Information

A complete description of the terms and conditions of the Participation Solicitation is set out in the Participation Solicitation Memorandum. A copy of the Participation Solicitation Memorandum is available to Noteholders upon request from the Tabulation Agent and from the Company’s website at http://www.ab-inbev.com/investors/fixed-income-information.html.

Before making a decision with respect to the Participation Solicitation, Noteholders should carefully consider all of the information in the Participation Solicitation Memorandum and, in particular, the risk factors described in the section entitled “Certain Considerations Relating to the Participation Solicitation and the Meetings”.

PRESS RELEASE
Brussels, 6 May 2016 – 3 / 6

Further details about the Participation Solicitation can be obtained from:

The Solicitation Agents

BNP Paribas

10 Harewood Avenue

London NW1 6AA

United Kingdom

Telephone: +44 20 7595 8668

Attention: Liability Management Group

Email: liability.management@bnpparibas.com

Deutsche Bank AG, London Branch

Winchester House

1 Great Winchester Street

London EC2N 2DB

United Kingdom

Telephone: +44 20 7545 8011

Attention: Liability Management Group

Email: liability.management@db.com

ING Bank NV, Belgian Branch

Avenue Marnixlaan 24

B-1000 Brussels

Belgium

Telephone: +31 20 563 2132

Attention: Liability Management Team

Email: liabilitymanagement@ing.be

The Tabulation Agent

Lucid Issuer Services Limited

Tankerton Works

12 Argyle Walk

PRESS RELEASE
Brussels, 6 May 2016 – 4 / 6

London WC1H 8HA

United Kingdom

Tel: +44 20 7704 0880

Fax: +44 20 3004 1590

Attention: Thomas Choquet / Yves Theis

Email: ab-inbev@lucid-is.com

None of the Solicitation Agents, the Tabulation Agent or any of their respective agents accepts any responsibility for the information contained in this announcement and none of the Company, the Solicitation Agents, the Tabulation Agent, or any of their respective directors, employees or affiliates makes any representation or recommendation whatsoever regarding the Participation Solicitation. This announcement must be read in conjunction with the Participation Solicitation Memorandum. No offer to acquire any Notes is being made pursuant to this announcement. This announcement and the Participation Solicitation Memorandum contain important information, which should be read carefully before any decision is made with respect to the Participation Solicitation. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent advisor.

Solicitation Restrictions

This announcement and the Participation Solicitation Memorandum do not constitute an offer to purchase Notes or the solicitation of an offer to sell Notes. The Participation Solicitation will not apply to Noteholders in any jurisdiction in which such solicitation is unlawful. In those jurisdictions where the securities or other laws require the Participation Solicitation to be made by a licensed broker or dealer, any actions in connection with the Participation Solicitation shall be deemed to be made on behalf of the Company by the Solicitation Agents (if they are licensed brokers or dealers in those jurisdictions) or one or more registered brokers or dealers licensed under the laws of such jurisdiction. The distribution of the Participation Solicitation Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession the Participation Solicitation Memorandum comes are required by the Company, the Guarantors, the Solicitation Agents and the Tabulation Agent to inform themselves about, and to observe, any such restrictions.

Dutch and French versions of this press release will also be posted on the Company’s website.

PRESS RELEASE
Brussels, 6 May 2016 – 5 / 6

CONTACT

Media Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Investors Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com
Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com	Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com
Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexican (MEXBOL: ABI) and Johannesburg (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer by volume and one of the world’s top five consumer products companies. The company has a portfolio of well over 200 beer brands and it aims to continue to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s brewing heritage and quality is rooted in brewing traditions of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of more than 150,000 employees based in 26 countries worldwide. In 2015, Anheuser-Busch InBev realized 43.6 billion USD revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World.

PRESS RELEASE
Brussels, 6 May 2016 – 6 / 6

NOTES

Cautionary note regarding forward-looking statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of Anheuser-Busch InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to Anheuser-Busch InBev’s proposed acquisition of SABMiller and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of Anheuser-Busch InBev, are subject to numerous risks and uncertainties about Anheuser-Busch InBev and SABMiller and are dependent on many factors, some of which are outside of Anheuser-Busch InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the pre-conditions and the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to Anheuser-Busch InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission on 14 March 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including Anheuser-Busch InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that Anheuser-Busch InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Anheuser-Busch InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Anheuser-Busch InBev or its business or operations. Except as required by law, Anheuser-Busch InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In the event that Anheuser-Busch InBev and SABMiller implement a transaction relating to the acquisition of SABMiller by Anheuser-Busch InBev, Anheuser-Busch InBev or Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING SUCH POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov/) once such documents are filed with the SEC. Copies of such documents may also be obtained from Anheuser-Busch InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.